SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Zentalis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98943L107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98943L107	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Matrix Capital Management Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,821,739
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,821,739
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.41%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 98943L107	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,821,739
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,821,739
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.41%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98943L107	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Zentalis Pharmaceuticals, Inc., a Delaware corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 530 Seventh Avenue, Suite 2201, New York, New York 10018.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Matrix Capital Management Company LP (the "Investment Manager"), a Delaware limited partnership, and the investment advisor to Matrix Capital Management Master Fund, LP (the "Matrix Fund"), with respect to the shares of Class A Common Stock (as defined in Item 2(d)) directly held by the Matrix Fund; and

(ii)	Mr. David E. Goel ("Mr. Goel"), who serves as the Managing General Partner of the Investment Manager, with respect to the shares of Class A Common Stock held by the Matrix Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Matrix Capital Management Company LP, Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Goel is a United Stated citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share (the " Common Stock").

CUSIP No. 98943L107	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

98943L107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages used herein are calculated based upon 40,613,857 shares of Common Stock outstanding as of November 5, 2020, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 98943L107	13G	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2. The Matrix Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Common Stock.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

CUSIP No. 98943L107	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

MATRIX CAPITAL MANAGEMENT COMPANY LP

By:	/s/ David E. Goel
Name: David E. Goel
Title: Managing General Partner

/s/ David E. Goel
DAVID E. GOEL

CUSIP No. 98943L107	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of February 16, 2021

MATRIX CAPITAL MANAGEMENT COMPANY LP

By:	/s/ David E. Goel
Name: David E. Goel
Title: Managing General Partner

/s/ David E. Goel
DAVID E. GOEL